PROSPECTUS SUPPLEMENT                                    Filed pursant to
(To Prospectus dated March 16, 2001)                     Rule 424(b)(2)
                                                         Registration Statement
                                                         No. 333-56302

                               13,200,000 Shares

                                 PEPSICO, INC.

                                 CAPITAL STOCK
                            -----------------------


     PepsiCo is selling all of the shares.

     The shares trade on the New York Stock Exchange under the symbol "PEP." On April 9, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $41.50 per share. We intend to redesignate the shares of PepsiCo capital stock to be sold under this prospectus supplement as shares of PepsiCo common stock upon consummation of our merger with The Quaker Oats Company.

                            -----------------------


                                                         Per Share      Total
                                                         ---------      -----

Public offering price.................................    $40.50    $534,600,000
Underwriting discount ................................      $.81     $10,692,000
Proceeds, before expense, to PepsiCo .................    $39.69    $523,908,000


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about April 16, 2001.

                            -----------------------

                              Merrill Lynch & Co.

                            -----------------------


            The date of this prospectus supplement is April 9, 2001.

                               TABLE OF CONTENTS



Prospectus Supplement      Page    Prospectus                               Page
                           ----                                             ----

Underwriting ............. S-3     Where You Can Find More Information ...... 3
                                   PepsiCo .................................. 4
Legal Matters ............ S-4     The Merger ............................... 4
                                   Use of Proceeds .......................... 5
                                   Description of PepsiCo Stock ............. 5
                                   Plan of Distribution ..................... 9
                                   Legal Matters ............................10
                                   Experts ..................................10


                            -----------------------


     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  UNDERWRITING

     Subject to the terms and conditions described in an underwriting agreement and any related terms agreement between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, 13,200,000 shares of capital stock.

     The underwriter has agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

     The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers' certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

     The underwriter has advised us that it proposes initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.48 per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated at $300,000 and are payable by us.

No Sales of Similar Securities

     We have agreed, with exceptions, not to sell or transfer any capital stock for 45 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we have agreed not to directly or indirectly:

     o    offer, pledge, sell or contract to sell any capital stock;

     o    sell any option or contract to purchase any capital stock;

     o    purchase any option or contract to sell any capital stock;

     o    grant any option, right or warrant for the sale of any capital stock;

     o    lend or otherwise dispose of or transfer any capital stock; and

     o enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any capital stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to capital stock and to securities convertible into or exchangeable or exercisable for or repayable with capital stock. We, however, may issue (1) shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or issued in connection with the merger with The Quaker Oats Company, (2) shares or options to purchase shares granted pursuant to our existing and future employee benefit plans, (3) shares pursuant to any non-employee director stock plan or dividend reinvestment plan and (4) shares issuable in the merger.

New York Stock Exchange Listing

     The shares are listed on the New York Stock Exchange under the symbol
"PEP."

Price Stabilization and Short Positions

     Until the distribution of the shares of capital stock is completed, SEC rules may limit the underwriter from bidding for and purchasing our capital stock. However, the underwriter may engage in transactions that stabilize the price of the capital stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriter creates a short position in the capital stock in connection with this offering, i.e. if it sells more shares than are listed on the cover of this prospectus supplement, the underwriter may reduce that short position by purchasing shares in the open market. Purchases of the capital stock to stabilize its price or to reduce a short position may cause the price of the capital stock to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the capital stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     The underwriter has acted as our financial advisor in connection with the proposed merger with Quaker. In addition, the underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. The underwriter has received customary fees and commissions for these transactions.


                                 LEGAL MATTERS

     Legal matters relating to our capital stock offered hereby will be passed upon for us by Robert F. Sharpe, Jr., Senior Vice President, General Counsel and Secretary of PepsiCo, and Davis Polk & Wardwell, New York, New York. Legal matters relating to our capital stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, PepsiCo and its affiliates in certain legal matters.

PROSPECTUS


                               13,200,000 Shares

                                 PEPSICO, INC.

                                 CAPITAL STOCK

                            -----------------------


     We may offer from time to time shares of our capital stock, 1 2/3 cents par value. Specific terms of these offerings will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            -----------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                    The date of this prospectus is March 16, 2001.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                            -----------------------



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Where You Can Find More Information............................................3
PepsiCo........................................................................4
The Merger ....................................................................4
Use of Proceeds................................................................5
Description of PepsiCo Stock...................................................5
Plan of Distribution...........................................................9
Legal Matters.................................................................10
Experts.......................................................................10



                             About this Prospectus

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     (a)  PepsiCo, Inc. and The Quaker Oats Company joint Proxy
          Statement/Prospectus dated March 15, 2001 (other than the information contained under the caption "Chapter Two - Information about the meetings and voting");

     (b) Annual Report on Form 10-K for the fiscal year ended December 30, 2000; and

     (c) The description of PepsiCo's capital stock contained in PepsiCo's registration statement on Form 8-B filed on December 11, 1986.

     You may request a copy of these filings at no cost, by writing PepsiCo, Inc., Manager, Shareholder Relations, 700 Anderson Hill Road, Purchase, New York 10577-1444 or telephoning (914) 253-3055.

                                    PEPSICO

     PepsiCo is among the most successful consumer products companies in the world. PepsiCo consists of Frito-Lay, Inc., the world's largest manufacturer and distributor of snack chips, Pepsi-Cola Company, the world's second largest refreshment beverage company, and Tropicana Products, Inc., the largest seller and marketer of branded juices in the world. Our brands are among the best known in the world and are available in about 190 countries. Our brands include Lays and Ruffles potato chips, Doritos tortilla chips, Tostitos tortilla chips, Cheetos cheese flavored snacks, Pepsi-Cola, Mountain Dew, Diet Pepsi, Aquafina water, Lipton Brisk and Tropicana Pure Premium.

                            -----------------------


     Our principal executive offices are located at 700 Anderson Hill Road, Purchase, New York 10577-1444, and our telephone number is (914) 253-2000. We maintain a website at www.pepsico.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.



                                   THE MERGER

     PepsiCo, Inc. and The Quaker Oats Company have entered into a Merger Agreement dated December 2, 2000 that provides for the combination of the two companies.

     Quaker is an international marketer of foods and beverages. Quaker is a major participant in the food industry in the United States and Canada and is a leading manufacturer of hot cereals, pancake syrups, grain-based snacks, cornmeal, hominy grits and value-added rice products. In addition, in the United States, Quaker is the second-largest manufacturer of pancake mixes and value-added pasta products and is among the four largest manufacturers of ready-to-eat cereals. Quaker manufactures and markets its products in many countries throughout Europe, Asia and Latin America. Quaker also manufactures and markets Gatorade active thirst quencher, which is the leading sports drink in the United States and Canada. Quaker also manufactures and markets Gatorade in Europe, Asia and Latin America.

     If we complete the merger, holders of Quaker common stock will receive, for each share of Quaker common stock, 2.3 shares of PepsiCo common stock, subject to adjustment as described in the PepsiCo and Quaker joint proxy statement/prospectus incorporated herein by reference. Holders of Quaker common stock will not be entitled to receive, in exchange for each share of Quaker common stock they hold, shares of PepsiCo common stock with a value in excess of $105.00, determined on the basis of the market price of PepsiCo capital stock. In the event that the value to be received would exceed $105.00, each share of Quaker common stock will be exchanged for shares of PepsiCo common stock with a value of $105.00, based on the market price of PepsiCo capital stock. In addition, each share of Quaker Series B ESOP convertible preferred stock will be exchanged for one share of a newly created class of PepsiCo convertible preferred stock with rights substantially identical to the rights of the Quaker Series B ESOP convertible preferred stock. PepsiCo shareholders will continue to own their existing shares of PepsiCo capital stock after the merger, which will be redesignated as PepsiCo common stock upon the consummation of the merger.

     We estimate that PepsiCo will issue approximately 315 million shares of PepsiCo common stock to Quaker shareholders in the merger, based on the number of shares of Quaker common stock expected to be outstanding at the time of the merger and assuming that 2.3 shares of PepsiCo common stock are issued for each share of Quaker common stock. These shares will represent approximately 18% of the outstanding shares of PepsiCo common stock immediately after the merger. PepsiCo shares held by PepsiCo shareholders before the merger will represent approximately 82% of the outstanding shares of PepsiCo common stock immediately after the merger.

       The shares offered hereby will be issued after the record date for determining the holders of the shares of capital stock entitled to vote at the special meeting of PepsiCo shareholders called to approve the merger. As a result, the shares offered hereby will not be entitled to vote at the special meeting.

     The closing of the sale of the shares offered hereby is not conditioned upon the consummation of the merger. If the merger is not consummated for any reason, purchasers of the shares offered hereby will remain holders of the shares.

     The merger is subject to shareholder approval and other conditions, all of which are described in the joint proxy/prospectus of PepsiCo and Quaker which is incorporated herein by reference.



                                USE OF PROCEEDS

     Unless otherwise indicated in a prospectus supplement, PepsiCo intends to use the net proceeds from the sale of the shares for general corporate purposes. The principal reason for the offering is to facilitate the accounting treatment of the proposed merger as a "pooling-of-interests."



                          DESCRIPTION OF PEPSICO STOCK

     The following summary of the terms of the PepsiCo stock is not meant to be complete and is qualified by reference to the relevant provisions of North Carolina law and the PepsiCo restated articles of incorporation and by-laws. Copies of the PepsiCo restated articles of incorporation and by-laws are incorporated by reference and will be sent to holders of shares of PepsiCo capital stock, Quaker common stock and Quaker Series B ESOP convertible preferred stock upon request. See "Where You Can Find More Information" above.

Authorized PepsiCo Stock

     Prior to Completion of the Merger. Under the PepsiCo restated articles of incorporation, PepsiCo's authorized capital stock consists of 3.6 billion shares of capital stock, 1 2/3 cents par value. As of March 9, 2001, there were issued and outstanding 1,449,944,403 shares of capital stock.

     Following Completion of the Merger. At the PepsiCo special shareholders' meeting to be held to consider the merger with Quaker, holders of PepsiCo capital stock will be asked to approve an amendment to PepsiCo's restated articles of incorporation authorizing 3 million shares of PepsiCo convertible preferred stock to be issued in connection with the merger and changing the designation of PepsiCo "capital stock" to PepsiCo "common stock" at the closing date of the merger. If the merger is completed, PepsiCo's authorized share capital will consist of 3.6 billion shares of PepsiCo common stock and 3 million shares of PepsiCo convertible preferred stock.

PepsiCo Capital Stock

     PepsiCo Capital Stock Outstanding. The outstanding shares of PepsiCo capital stock (to be redesignated "common stock") are, and the shares of PepsiCo common stock to be issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable.

     Voting Rights. Each holder of a share of PepsiCo capital stock is, and each holder of a share of PepsiCo common stock will be, entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of shareholders.

     Dividend Rights. Holders of PepsiCo capital stock are, and holders of PepsiCo common stock will be, entitled to receive dividends as may be declared from time to time by PepsiCo's board of directors out of funds legally available therefor.

     Rights upon Liquidation. Holders of PepsiCo capital stock are, and holders of PepsiCo common stock will be, entitled to share pro rata, upon any liquidation or dissolution of PepsiCo, in all remaining assets available for distribution to shareholders after payment or providing for PepsiCo's liabilities and the liquidation preference of any outstanding PepsiCo convertible preferred stock.

     Preemptive Rights. Holders of PepsiCo capital stock do not have, and holders of PepsiCo common stock will not have, preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

PepsiCo Convertible Preferred Stock to be Issued in the Merger

     If the merger is consummated, we will issue PepsiCo convertible preferred stock that will contain rights substantially identical to the terms of the Quaker Series B ESOP convertible preferred stock. Shares of PepsiCo convertible preferred stock will be issued only to Fidelity Trust Management Co. or any duly appointed successor trustee, as trustee of The Quaker 401(k) Plan for Salaried Employees, as amended from time to time, which we refer to as the Quaker ESOP. The following summary of the terms of the new PepsiCo convertible preferred stock is qualified by reference to the complete terms of the PepsiCo convertible preferred stock, which are set forth in the form of PepsiCo's amended and restated articles of incorporation and which are filed as an exhibit to this registration statement. Copies of the form of PepsiCo's amended and restated articles of incorporation will be sent to shareholders upon request.

     Ranking. The PepsiCo convertible preferred stock to be issued in the merger will have the same relative rank as the Quaker Series B ESOP convertible preferred stock, and will therefore rank ahead of the PepsiCo common stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of PepsiCo.

     Dividends. Subject to the rights of the holders of any PepsiCo stock ranking senior to the PepsiCo convertible preferred stock, holders of the PepsiCo convertible preferred stock will receive cumulative cash dividends when, as and if declared by the PepsiCo board of directors. Dividends of $5.46 per share per year will accrue on a daily basis, payable quarterly in arrears on the fifteenth of January, April, July and October to holders of record at the start of business on that dividend payment date.

     So long as any shares of PepsiCo convertible preferred stock are outstanding, no dividend will be declared or paid on any other series of stock of the same rank, unless dividends on the PepsiCo convertible preferred stock are paid. If full cumulative dividends on the PepsiCo convertible preferred stock have not been paid, PepsiCo will not pay any dividends or make any other distributions on any other class of stock or series of PepsiCo stock ranking junior until full cumulative dividends on the PepsiCo convertible preferred stock have been paid.

     Voting Rights. Holders of the PepsiCo convertible preferred stock will be entitled to vote as one class with the holders of PepsiCo common stock on all matters submitted to stockholders. The vote of each holder of PepsiCo convertible preferred stock will be equivalent to the number of shares of PepsiCo common stock into which the PepsiCo convertible preferred stock outstanding would have converted into on the relevant record date, rounded to the nearest one-tenth. Whenever the conversion price is adjusted for dilution, the voting rights of the PepsiCo convertible preferred stock will be similarly adjusted.

     Except as otherwise required by law, holders of the PepsiCo convertible preferred stock will not have any special voting rights and their consent will not be required, except to the extent that they are entitled to vote with the holders of the PepsiCo common stock, for the taking of any corporate action. The approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as a series, will be required if an alteration of PepsiCo's restated articles of incorporation, as amended, would adversely affect their rights.

     Rights upon Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PepsiCo, the holders of the PepsiCo convertible preferred stock will be entitled to receive, before any distribution is made to the holders of PepsiCo's common stock or any other series of stock ranking junior, a liquidation preference in the amount of $78.00 per share, plus accrued and unpaid dividends. If the amounts payable with respect to the PepsiCo convertible preferred stock and any other stock of the same rank are not paid in full, the holders of the PepsiCo convertible preferred stock will share pro rata in any distribution of assets. After payment of the full amount to which they are entitled, the holders of shares of PepsiCo convertible preferred stock will not be entitled to any further right or claim to any of the remaining assets of PepsiCo.

     Neither the merger or consolidation nor the sale of all or any portion of the assets of PepsiCo will be deemed to be a dissolution, liquidation or winding up of the affairs of PepsiCo, but the holders of PepsiCo convertible preferred stock will nevertheless be entitled to the rights as described under "Consolidation, Merger, Etc." below.

     Mandatory Redemption by PepsiCo. PepsiCo must redeem the PepsiCo convertible preferred stock upon termination of the Quaker ESOP in accordance with the ESOP's terms. PepsiCo will redeem all then outstanding shares of PepsiCo convertible preferred stock for a per share amount equal to the greater of $78.00 plus accrued and unpaid dividends or the fair market value of PepsiCo convertible preferred stock. PepsiCo, at its option, may make payment in cash or in shares of PepsiCo common stock or in a combination of shares and cash.

     Optional Redemption by the Holders. Holders of the PepsiCo convertible preferred stock may elect to redeem their shares if PepsiCo enters into any consolidation or merger or similar business combination in which PepsiCo exchanges its common stock for property other than qualifying employer securities, as described below. Upon notice from PepsiCo of the agreement and the material terms of the transaction, each holder of PepsiCo convertible preferred stock will have the right to elect, by written notice to PepsiCo, to receive a cash payment equal to the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 per share plus accrued and unpaid dividends.

     Additionally, holders of the PepsiCo convertible preferred stock may redeem their shares, upon certification to PepsiCo, as follows:

     o when and to the extent necessary to provide for distributions required to be made to participants under, or to satisfy an investment election provided to participants in accordance with, the Quaker ESOP, the redemption price will be the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed; or

     o when and to the extent necessary to make any payments of principal, interest or premium due and payable under (a) any loan agreement between the ESOP trustee and the lenders, (b) any refinancing of or substitution for the foregoing, or (c) any other indebtedness incurred by the holder for the benefit of the Quaker ESOP, the redemption price will be the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 plus accrued and unpaid dividends.

     Once shares of PepsiCo convertible preferred stock are called for redemption, dividends will cease to accrue on those shares, those shares will no longer be deemed to be outstanding and all rights in respect of those shares will cease, except the right to receive the redemption price. If less than all of the outstanding shares of PepsiCo convertible preferred stock are to be redeemed, PepsiCo will either redeem a portion of the shares of each holder pro rata or will select the shares to be redeemed by lot, at the election of the PepsiCo board of directors.

     Conversion into PepsiCo Common Stock. On or prior to any date fixed for redemption, a holder of the PepsiCo convertible preferred stock may elect to convert any or all of his or her shares into shares of PepsiCo common stock at a conversion rate per share equal to:

     o    the actual exchange ratio used in the merger, multiplied by

     o the number of shares of Quaker common stock that would have been received if one share of Quaker Series B ESOP convertible preferred stock had been converted immediately prior to the effective time of the merger.

One share of Quaker Series B ESOP convertible preferred stock is convertible into approximately 2.1576 shares of Quaker common stock as of March 13, 2001. The conversion rate may be adjusted pursuant to customary anti-dilution provisions.

     Cash will be paid in lieu of fractional shares.

     PepsiCo will reserve the number of shares of PepsiCo common stock issuable upon the conversion of all the shares of PepsiCo convertible preferred stock then outstanding. PepsiCo will prepare and will use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and will comply with all requirements as to registration or qualification of the PepsiCo common stock, in order to enable PepsiCo lawfully to issue and deliver to each holder of record of PepsiCo convertible preferred stock such number of shares of PepsiCo common stock as will from time to time be sufficient to effect the conversion of all shares of PepsiCo convertible preferred stock then outstanding and convertible into shares of PepsiCo common stock.

     Consolidation, Merger, Etc. If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for, or converted solely into, stock that constitutes "employer securities" within the meaning of Section 409(1) of the Internal Revenue Code of 1986, as amended, and "qualifying employer securities" within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, then the shares of PepsiCo convertible preferred stock of that holder will be converted into and exchanged for preferred stock of the issuer of such securities. The preferred stock will have the same powers, preferences and rights that the PepsiCo convertible preferred stock had immediately prior to such transaction.

     If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for or converted into other stock or securities or cash or any other property, or any combination, other than any consideration which is constituted solely of qualifying employer securities, then the outstanding shares of PepsiCo convertible preferred stock will be deemed to have been automatically converted immediately prior to the consummation into the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted at such time. Each share of PepsiCo convertible preferred stock will be converted into or exchanged for the aggregate amount of stock, securities, cash or other property receivable by a holder of the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted immediately prior to such transaction. Under these circumstances, each holder would have the right to redeem the PepsiCo convertible preferred stock as described under "Optional Redemption by the Holders" above.

     Preemptive Rights. Holders of the PepsiCo convertible preferred stock will not have preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Transfer Agent and Registrar

     The Bank of New York is the transfer agent and registrar for PepsiCo capital stock and, after the merger, will be the transfer agent and registrar for PepsiCo common stock and PepsiCo convertible preferred stock.




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Stock Exchange Listing

     The PepsiCo capital stock is listed on the New York Stock Exchange under the symbol "PEP." It is a condition to the merger that the shares of PepsiCo common stock issuable in the merger be approved for listing on the New York Stock Exchange at or prior to the closing, subject to official notice of issuance. The shares of PepsiCo capital stock offered hereby, when they are redesignated as PepsiCo common stock, will also be listed on the New York Stock Exchange.



                              PLAN OF DISTRIBUTION

     We may sell the shares of capital stock offered pursuant to this prospectus in one or more transactions in any of three ways (or in any combination): (a) through underwriters or dealers, including Merrill Lynch, Pierce, Fenner & Smith Incorporated; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The prospectus supplement will set forth the terms of the offering of such shares, including

     (a) the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them,

     (b) the initial public offering price of the shares and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

     (c)  any securities exchanges on which the shares may be listed.

      Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares.

     We may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

     We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

     Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.




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                                 LEGAL MATTERS

     The validity of the shares of capital stock in respect of which this prospectus is being delivered will be passed on for us by Robert F. Sharpe, Jr., Senior Vice President, General Counsel and Secretary of PepsiCo.


                                    EXPERTS

     The consolidated financial statements of PepsiCo , Inc. and Subsidiaries as of December 30, 2000 and December 25, 1999 and for each of the years in the three-year period ended December 30, 2000 have been incorporated by reference into this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     The audited financial statements of Quaker incorporated in the PepsiCo and Quaker joint proxy statement/prospectus by reference to Quaker's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated by reference in this registration statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.




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